REITLER
BROWN &                                             800 Third Avenue, 21st Floor
ROSENBLATT LLC                                           New York, NY 10022-7604
-------------------                                           Tel (212) 209-3050
ATTORNEYS AT LAW                                              Fax (212) 371-5500




                                              May 21, 2008



Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 0610
Washington, DC 20549

RE:      ELITE PHARMACEUTICALS, INC.
         PRELIMINARY PROXY STATEMENT FILED MAY 15, 2008
         FILE NO. 1-15697

Dear Mr. Riedler:

         On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Revised Preliminary Proxy Statement to the Preliminary Proxy Statement originally filed on May 15, 2008 (File No. 1-15697) (the "PROXY") and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Proxy.

         We are in receipt of the letter, dated May 20, 2008 (the "COMMENT LETTER"), from Jeffrey Riedler, Assistant Director, Division of Corporate Finance of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below is the response of the Company to the comment set forth in the Comment Letter, numbered to correspond thereto.

         1. The Company has expanded the discussion in Proposal 3 of the Proxy to include language that the Company does not believe that the proposed amendment to the Certificate of Incorporation (as described in Proposal 3) would adversely affect the rights of the holders of the Common Stock because, by virtue of the terms of the Certificate of Incorporation, the Company is not required to obtain the prior approval of the holders of the Common Stock in order to create any series of Preferred Stock or determine the terms of such Preferred Stock. Further, the Company does not believe that holders of Common Stock rely upon the right to vote in connection with amendments solely to a series of Preferred Stock when such holders of Common Stock did not have a right to vote in connection with the establishment of any of the terms as to

Securities and Exchange Commission                                   Page 2 of 2
Re: Elite Pharmaceuticals, Inc.
May 21, 2008


which the Company may seek an amendment. Accordingly, the Company believes there are no potential negative consequences to the holders of the Common Stock as a result of the proposed amendment, other than as currently permitted in connection with the authorization and issuance of any series of Preferred Stock. As in the case of a series of newly created Preferred Stock, the amendment of the terms of an existing series of Preferred Stock may have a potential negative consequence upon the holders of the Common Stock, such as increases in liquidation preference, increases or other changes to mandatory dividend provisions, creation or modification of redemption rights under certain circumstances or the granting of special voting rights as to which the Company would be required to comply prior to the taking of certain actions. The Company has revised the disclosure in the Proxy to reflect this response. Please see Proposal 3 starting on page 10 of the Proxy.

         Please contact me at (212) 209-3040 if you have any questions. Thank you for your assistance with this matter.


                                        Sincerely,

                                        /s/ Scott H. Rosenblatt

                                        Scott H. Rosenblatt


cc:      John L. Krug, Esq.
         Suzanne Hayes, Esq.
         Bernard Berk
         Mark Gittelman

                           ELITE PHARMACEUTICALS, INC.
                                165 LUDLOW AVENUE
                               NORTHVALE, NJ 07647



                                        May 21, 2008



AS FILED ON EDGAR AND
---------------------
VIA OVERNIGHT COURIER
---------------------

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 6010
Attn:  Jeffrey Riedler

RE:      ELITE PHARMACEUTICALS, INC.
         PRELIMINARY PROXY STATEMENT FILED MAY 15, 2008
         FILE NO. 1-15697

Dear Mr. Riedler:

On behalf of Elite Pharmaceuticals, Inc., a Delaware corporation ("Company"), please be informed that the undersigned has received and read your letter, dated May 20, 2008, with regard to the Preliminary Proxy Statement filed May 15, 2008 with the Securities and Exchange Commission (the "COMMISSION").

The Company hereby acknowledges, that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at the telephone number given above.

Your assistance in this matter is greatly appreciated.

                                                  Sincerely,

                                                  ELITE PHARMACEUTICALS, INC.

                                                  By:    /s/ Mark Gittelman
                                                  Name:  Mark Gittelman
                                                  Title: Chief Financial Officer